April 8, 2020

Mario Todd
Chief Executive Officer
Stark Focus Group, Inc.
Suite 3001, 505 6th Street SW
Calgary AB T2P 1X5

       Re: Stark Focus Group, Inc.
           Registration Statement on Form S-1
           Filed March 12, 2020
           File No. 333-237100

Dear Mr. Todd:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose that your officers and directors hold the majority voting power and will continue to do so after this offering. In this regard, we note that they own, as a group,
       82.2% of your issued and outstanding shares of common stock and will continue to own approximately 80% of the common stock after this offering.

Year Ended December 31, 2019 compared to December 31, 2018, page 28

2. Please revise to discuss the source of your revenues of $26,064 for the period ended
       December 31, 2019. In addition, to the extent that you have material agreements related
 Mario Todd
Stark Focus Group, Inc.
April 8, 2020
Page 2
         to this revenue, please discuss their terms in your Description of Business section and file the agreements as exhibits with your next amendment. Refer to Item 601 of Regulation S-
         K.
Business, page 30

3. It is unclear to what extent you have commenced operations. Please expand upon your current operations and revenue generating activities. In this regard, we note your disclosure that "[t]he Company, through Common Design, currently sources products from other supplier and distributes such products to its customers," however, your
         Business section only describes future marketing, pricing and sales tactics. If you have not commenced operations, please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design, launch and develop each aspect of your proposed business, and the total costs and timing related to each step.
4. Please revise to add a separately captioned section or sections to address in detail the applicability of Chinese and other foreign regulations to you and your business. Clarify the status of your compliance and set forth the remaining steps or hurdles required to comply or maintain compliance with the applicable rules.
5. In light of your risk factor disclosure on page 14, please address the challenges you may experience in your business operations or implementation of your business plan as a result of the coronavirus pandemic and its potential effect on your financial condition, if any.
         For example, discuss changes to your supply chain that have been, or may in the future be, necessitated by the coronavirus pandemic. Refer to Corporation
         Finance Disclosure Topic No. 9.
Established Network, page 34

6. Given your very limited history of revenues, please expand your disclosure to discuss the strength and dependability of your "solid, reliable network of contacts" with manufacturers, distributors and major buyers.
Signature Page, page 47
FirstName LastNameMario Todd
7. Please revise to identify your principal executive officer, principal financial officer, and
Comapany NameStark Focus Group, Inc.
       principal accounting officer to conform to the requirements of the Signatures section of
April 8, 2020S-1. See Instructions 1 and 2 to Signatures on Form S-1.
       Form Page 2
FirstName LastName
 Mario Todd
FirstName LastNameMario Todd
Stark Focus Group, Inc.
Comapany NameStark Focus Group, Inc.
April 8, 2020
April 3 2020 Page 3
Page 8,
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at (202) 551-3291 or Robyn Manuel at (202) 551-3823 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jennifer L pez at (202) 551-3792 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jonathan Lotz